Mail Stop 7010

      March 14, 2006


Mr. Melvin Wyman
Chief Executive Officer
Pop N Go, Inc.
12429 East Putnam Street
Whittier, CA  90602

RE:	Forms 10-KSB and 10-KSB/A for the fiscal year ended September
30, 2005
		File No. 0-49821

Dear Mr. Wyman:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.








FORM 10-KSB/A FOR THE YEAR ENDED SEPTEMBER 30, 2005

General
1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Item 5 - Market for Common Equity and Related Stockholder Matters, page 8

2. Please disclose the range of high and low bid information for your common stock for the last two fiscal years. Please ensure you meet all disclosure requirements of Item 201(a)(1)(ii) of Regulation S-B.

Item 6 - Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 38

Results of Operations, page 40

3. Your disclosure indicates that you and Cornell Capital Partners terminated the stock sale agreement in November 2005. Please tell us when you anticipate withdrawing your Form SB-2/A.

Convertible Debentures, page 42

4. You disclose that you have short term notes in the amount of $1,572,393. However, your balance sheet and Note 6 indicate that you have $1,291,626 in short term notes. Please revise.

Critical Accounting Policies, page 43

5. Revenue recognition is one of your critical accounting policies.
Within your disclosure, you indicate that you anticipate generating revenues in 2005 from the sale of Branax`s popcorn flavorings. Based upon review of your financial statements, it does not appear that you generated revenues in 2005 from this product. Please clarify when you anticipate that you will generate revenues from Branax`s popcorn flavorings.





Financial Statements

6. Please tell us how you have accounted for the issuances of convertible debt presented on pages 9-37. Please explicitly show us your calculations for computing your beneficial conversion feature.
Paragraph 5 of EITF 98-5 states that embedded beneficial conversion features are calculated at the commitment date as the difference between the conversion price and the fair value of the common stock, multiplied by the number of shares into which the security is convertible. See Case 1(b) at the end of EITF 98-5 for an example on how to perform this calculation. Note, however, that paragraph 5 of
EITF 00-27 states that the effective conversion price, instead of the specified conversion price, should be used to compute the intrinsic value of the embedded beneficial conversion feature. See paragraphs
6-7 of EITF 00-27 for an example on how to perform this calculation.
In addition, please tell us how you accounted for the issuances of convertible debt presented in Note 13 - Subsequent Events.

Consolidated Statement of Operations, page F-3

7. Please revise your loss per share information to round only to the nearest cent in order not to imply a greater degree of precision then exists.

Note 3 - Consulting Agreement on Acquisition of Branax, LLC, page
F-8

8. Please disclose more information about how you accounted for the value of the shares issued under your consulting agreement with the former President and Chief Executive Officer of Branax.

Note 4 - Summary of Significant Accounting Policies, page F-9

Net Loss per Share, page F-11

9. Please disclose the number of antidilutive shares by each type of security. See paragraph 40(c) of SFAS 128.

Note 6 - Short-Term Notes Payable, page F-14

10. Please disclose the number of shares you agreed to issue as loan incentives during each period presented and the value of these shares when you agreed to issue them. Please also disclose when you intend to issue all of these shares and how you are treating these loan incentives in your statement of operations for each period presented.


Note 7 - Convertible Debt, page F-19

11. Throughout this footnote, you disclose the interest rates and due dates of notes still outstanding at September 30, 2004. This information should be presented as of the end of your current fiscal year, September 30, 2005. Please revise accordingly.

Note 8 - Commitments and Contingencies, page F-22

Litigation, page F-23

12. Based on your disclosure, it appears you have a lawsuit that is still pending. Please include this disclosure within Item 3. See
Item 103 of Regulation S-B.

Note 9 - Shareholders` Deficit, page F-24

Stock Purchase Warrants, page F-28

13. For each issuance of warrants, please disclose the fair value of the warrants at the date of issuance, and the reason for issuance. Please also disclose whether you used the Black-Scholes model for your issuances of warrants to non-employees, including the assumptions you used.

Item 9 - Directors, Executive Officers, Promoters and Control
Persons; Compliance with Section 16(b) of the Exchange Act, page
45

14. Please disclose if you have designated a person as a financial expert. See Item 401(e) of Regulation S-B.

15. Please disclose whether or not you have a designated standing audit committee, or a committee performing similar functions. See
Item 401(f)(2) of Regulation S-B.

16. Please provide the disclosures required by Item 405 of Regulation
S-B regarding your compliance with Section 16(a) of the Exchange
Act.

17. Please disclose whether you have adopted a code of ethics. If you have not adopted a code of ethics, please disclose why you have not done so. See Item 406 of Regulation S-B.

Item 11 - Security Ownership of Certain Beneficial Owners and
Management, page 47

18. Please disclose your equity plan information in the format required by Item 201(d) of Regulation S-B.

19. Please disclose the percentage of shares held by Melvin Wyman. See Item 403 of Regulation S-B.

Item 14 - Controls and Procedures, page 49

20. Please perform an evaluation of the effectiveness of the design and operation of your disclosure controls and procedures as of the end of the period covered by your report, rather than within 90 days.
See Item 307 of Regulation S-B. Please disclose in an amendment to your Form 10-KSB the results of your evaluation under Item 8A, not
Item 14.

21. Please disclose in an amendment to your Form 10-KSB whether or not there have been any changes in your internal controls and procedures during the most recently completed quarter.  See Item
308
of Regulation S-B.

22. Please disclose, under each of the following captions, the aggregate fees billed in each of the last two years and the nature of the services comprising the fees:
* Audit Fees
* Audit-Related Fees
* Tax Fees
* All Other Fees
Please disclose this information under Item 14 - Principal
Accountant
Fees and Services.

Exhibit 31.1 - Certification

23. Disclosure controls and procedures are now defined in Exchange Act Rules 13a-15(e) and 15d-15(e). See SEC Release 33-8238, which became effective August 14, 2003. Please file an amendment to your
Form 10-KSB to include updated certifications that conform to the format provided in Item 601(b)(31) of Regulation S-B and refer to the appropriate locations for the definitions. In doing so, please refile the Form 10-KSB in its entirety.

*    *    *    *

      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in their filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

							Sincerely,



							Rufus Decker
							Accounting Branch Chief


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Mr. Melvin Wyman
Pop N Go, Inc.
March 14, 2006
Page 1 of 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE